[redacted]

08026971

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~30041~~ 44665

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weisser Johnson Capital LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 McKinney, Suite 2810
(No. and Street)

Houston (City) TX (State) 77010 (Zip Code)

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank M. Weisser 713-659-4600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gainer, Donnelly & Desroches, LLP
(Name – *if individual, state last, first, middle name*)

5847 San Felipe, Suite 1100 (Address) Houston (City) TX (State) 77057 (Zip Code)

Securities and Exchange Commission
RECEIVED
FEB 27 2008
Office of Compliance Inspections and Examinations

SEC Mail Processing Section
FEB 27 2008
Washington, DC
104

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank M. Weisser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weisser Johnson Capital LP, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA J. ROSE
Notary Public, State of Texas
My Commission Expires
October 12, 2011

Frank M. Weisser
Signature

President/Treasurer
Title

Linda J. Rose
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEISSER JOHNSON CAPITAL LP

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2007

GAINER DONNELLY & DESROCHES

WEISSER JOHNSON CAPITAL LP

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Partners
Weisser Johnson Capital LP
Houston, Texas

We have audited the accompanying statement of financial condition of Weisser Johnson Capital LP (a limited partnership) (the "Partnership") as of December 31, 2007, and the related statements of income, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weisser Johnson Capital LP as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United Stated of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gainer, Donnelly & Desroches, LLP

February 22, 2008

www.gddcpa.com

CERTIFIED PUBLIC ACCOUNTANTS | 713.621.8090
5847 San Felipe, Suite 1100 Houston, Texas 77057 | fax 713.621.6907

WEISSER JOHNSON CAPITAL LP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

ASSETS:		
Cash and Cash Equivalents	$	81,887
TOTAL ASSETS	$	81,887

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:		
Accrued Expenses	$	11,423
Taxes Payable		200
TOTAL LIABILITIES		11,623
COMMITMENTS AND CONTINGENCIES		
PARTNERS' CAPITAL		70,264
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	81,887

The accompanying notes are an integral part of these financial statements

WEISSER JOHNSON CAPITAL LP
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:		
Fee Income	$	280,000
GENERAL AND ADMINISTRATIVE EXPENSES:		
Accounting Fees		3,552
Insurance		350
Legal		7,923
Overhead Reimbursed Expenses		300,000
Registration Fees		4,080
SIPC Assessment		150
Taxes		200
Training		40
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES		316,295
LOSS FROM OPERATIONS		(36,295)
OTHER INCOME:		
Other Income		35,000
Interest Income		8,137
TOTAL OTHER INCOME		43,137
NET INCOME	$	6,842

The accompanying notes are an integral part of these financial statements

WEISSER JOHNSON CAPITAL LP
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2007

PARTNERS' CAPITAL, BEGINNING OF YEAR	$	64,422
NET INCOME		6,842
DISTRIBUTIONS		(1,000)
PARTNERS' CAPITAL, END OF YEAR	$	70,264

The accompanying notes are an integral part of these financial statements

WEISSER JOHNSON CAPITAL LP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	6,842
Adjustments To Reconcile Net Income to Net Cash		
Provided by Operating Activities		
Increase (Decrease) in Liabilities:		
Accrued Expenses		7,923
Net Cash Flows Provided by Operating Activities		14,765
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions		(1,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		13,765
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		68,122
CASH AND CASH EQUIVALENTS, END OF YEAR	$	81,887

The accompanying notes are an integral part of these financial statements

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business Activity

Weisser, Johnson & Co. Capital Corporation (the "Company") was organized on January 10, 1992 under the laws of the State of Delaware to engage solely in the business of a registered broker-dealer. In February, 2003, the Company converted to Weisser Johnson Capital LP, a limited partnership (the "Partnership"). The Partnership operates in Houston, Texas brokering energy industry investments to a select group of institutional investors.

This summary of significant accounting policies of the Partnership is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, who are responsible for their integrity and objectivity. These accounting policies reflect industry practices, conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following items comprise the significant accounting policies of the Partnership.

Basis of Accounting

The Partnership maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Partnership and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below.

Revenue Recognition

Revenues are recognized at the date of funding, which typically occurs in conjunction with the brokered deal.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks and all short-term, highly liquid investments which are readily convertible into cash and have a maturity when purchased of three months or less.

Cash Concentration

The Partnership maintains cash with financial institutions. From time to time, cash balances may exceed the federally insured levels. Management believes the credit risk is low due to the overall financial strength of the financial institutions.

Income Tax

The Partnership is a limited partnership and has elected to be taxed as an "S" Corporation for federal income tax purposes in accordance with the provisions of the Internal Revenue Code Section 1362. Accordingly, no provision for federal income taxes is provided as the partners are taxed individually on their respective share of earnings or losses. However, a provision for Delaware corporation franchise tax of $200 has been provided.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -CONTINUED

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation expense for all property and equipment is computed on the straight-line method basis for financial reporting purposes. Cost and estimated useful lives of the assets are as follows:

	Cost	Estimated Useful Lives
Computer Equipment	$ 2,405	5
Office Equipment	9,896	5
	12,301	
Less: Accumulated Depreciation	(12,301)	
Net Property and Equipment	$ -	

Expenditures for additions, major renewal and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income.

No depreciation expense was charged to operations for the year ended December 31, 2007 as all assets have been fully depreciated.

NOTE 2 – PARTNERSHIP AGREEMENT

The following are some of the significant terms of the Partnership agreement of Weisser Johnson Capital LP:

Management

The General Partner, WJ Capital GP LLC, except as otherwise expressly stated or provided in the Partnership agreement, and to the extent required by the Partnership agreement, shall have the sole and exclusive authority to manage the business of the Partnership. In addition, the General Partner may receive compensation for the services rendered as a partner.

Allocation of Income and Expenses

Net income or net loss shall be allocated 1% to the General Partner and 99% to the Limited Partner, WJ Capital Holdings.

Payment of Distributions

Distributions shall be made, at the General Partner's discretion, to the Partners in accordance with their respective Partnership interests to the extent it is not needed for working capital, debt service, or for other Partnership purposes, as determined by the General Partner.

NOTE 2 – PARTNERSHIP AGREEMENT - CONTINUED

Liability of Limited Partners

Limited Partners have no personal liability to the Partnership or to the creditors of the Partnership, for the debts and/or any losses of the Partnership beyond the amount contributed or required to be contributed to the capital of the Partnership.

Term

The Partnership may continue until December 31, 2099, unless sooner terminated in accordance with the Partnership agreement.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Partnership shares an office with Weisser, Johnson & Co., an entity that has common ownership. The Partnership shares rent and certain administration expenses. The reimbursed expenses are not necessarily indicative of the costs that would have been incurred had the Partnership been a separate and independent operation. During the year ended December 31, 2007, the Partnership reimbursed overhead expenses of $300,000 to Weisser, Johnson & Co.

The Partnership assigns its retainer fees, certain warrants to acquire equity securities, certain fees unrelated to securities transactions, and the reimbursement of expenses associated with client assignments to Weisser, Johnson & Co. under an informal arrangement. During the year ended December 31, 2007, the Partnership made no assignments to Weisser, Johnson & Co.

NOTE 4 – BUSINESS CONCENTRATION

During the year ended December 31, 2007, one client accounted for 100% of revenues.

NOTE 5 – CONTINGENCIES

In the normal course of business, the Partnership has been named as a defendant in legal actions. However, management intends to vigorously defend their position and is of the opinion that the ultimate resolution of these matters will not have a material adverse effect on the Partnership's financial position or results of operations.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Partnership had net capital of $70,264, which was $65,264 in excess of its required net capital of $5,000. The Partnership's net capital ratio was 0.17 to 1.

WEISSER JOHNSON CAPITAL LP
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Net Capital:		
Partners' Capital from Statement of Financial Condition	$	70,264
Non Allowable Assets		-
		70,264
Haircuts:		
Other Securities - 2% of Portion of Money Market Funds		-
NET CAPITAL	$	70,264
Computation of Basic Net Capital Requirement:		
Minimum Net Capital Required (6-2/3% of aggregate indebtedness of $11,623)	$	775
Minimum Dollar Net Capital Requirement		5,000
Excess Net Capital		65,264
Excess Net Capital at 1000%	$	69,102
Computation of aggregate indebtedness:		
Total Liabilities from Statement of Financial Condition	$	11,623
Ratio:		
Aggregate indebtedness to net capital		0.17:1

Note: There are no material differences between the above computation and the computation of net capital as of December 31, 2007 previously filed by Weisser Johnson Capital LP on Form X-17A-5.

WEISSER JOHNSON CAPITAL LP
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2007

Weisser Johnson Capital LP does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

See Independent Auditor's Report

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

To the Partners
Weisser Johnson Capital LP
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Weisser Johnson Capital LP (the "Partnership"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rules 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

www.gddcpa.com

CERTIFIED PUBLIC ACCOUNTANTS | 713.621.8090
5847 San Felipe, Suite 1100 Houston, Texas 77057 | fax 713.621.6907

To the Partners
Weisser Johnson Capital LP
Page 2

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the U.S. such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily disclose all matters in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gainer, Donnelly & Desroches, LLP

February 22, 2008

END